18007011

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 22 2018
Washington DC
415

SEC FILE NUMBER
8-69037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CADENA SECURITIES SERVICES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

636 7TH AV N
(No. and Street)

St. Petersburg	FL	33701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN CADENA — 727.542.9210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson, Castillo & Company, P.A., CPAs and Consultants
(Name – if individual, state last, first, middle name)

1907 South Alexander Street, Suite 2	Plant City	FL	33566
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, John Cadena, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CADENA SECURITIES SERVICES, LLC, as of March, 1, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

Managing Member, CCO

Title

Notary Public

RAYNELLE M RUCKER
NOTARY PUBLIC-NOTARY SEAL
My Comm. Expires January 24, 2021
ID # 17313486
Commissioned for Ste. Jackson County
STATE OF MISSOURI

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cadena Securities Services, LLC
Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

RAULERSON CASTILLO
& COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | F: (813) 752-8725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cadena Securities Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cadena Securities Services, LLC as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cadena Securities Services, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cadena Securities Services, LLC's management. Our responsibility is to express an opinion on Cadena Securities Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cadena Securities Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I through III has been subjected to audit procedures performed in conjunction with the audit of Cadena Securities Services, LLC's financial statements. The supplemental information is the responsibility of Cadena Securities Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raulerson Castillo & Co, P.A.

Raulerson Castillo & Company, PA
We have served as Cadena Securities Services, LLC's auditor since 2017.
Plant City, Florida
February 26, 2018

Cadena Securities Services, LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Bank Accounts	
Freedom Bank	9,409.00
Total Bank Accounts	9,409.00
Total Checking/Savings	9,409.00
Other Current Assets	
FINRA CRD Account	25.37
Total Other Current Assets	25.37
Total Current Assets	9,434.37
TOTAL ASSETS	9,434.37
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Reserve for AML Audit	150.00
Reserve for Annual Audit	1,968.75
Total Other Current Liabilities	2,118.75
Total Current Liabilities	2,118.75
Total Liabilities	2,118.75
Equity	
Opening Balance Equity	15,000.00
Members Contributions	26,183.72
Members Equity	-26,613.77
Net Income	-7,254.33
Total Equity	7,315.62
TOTAL LIABILITIES & EQUITY	9,434.37

Cadena Securities Services, LLC
Profit & Loss
January through December 2017

	Jan - Dec 17
Income	
Supervisory & Admin Fees	872.50
Total Income	872.50
Expense	
AML audit	150.00
Annual Audit	3,093.75
Insurance	566.00
Regulatory Fees	3,497.00
Technology	820.08
Total Expense	8,126.83
Net Income	-7,254.33

Cadena Securities Services, LLC
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-7,264.33
Adjustments to reconcile Net Income to net cash provided by operations:	
FINRA CRD Account	70.00
Reserve for AML Audit	150.00
Reserve for Annual Audit	1,593.75
Net cash provided by Operating Activities	-5,440.58
FINANCING ACTIVITIES	
Members Contributions	7,500.00
Net cash provided by Financing Activities	7,500.00
Net cash increase for period	2,059.42
Cash at beginning of period	7,349.58
Cash at end of period	9,409.00

Cadena Securities Services, LLC
Statement of Changes in Ownership Equity
For the Year Ending December 31, 2017

Balance at January 1, 2017	7,070
Net income for the year ending December 31, 2017	
	(7,254)
Member contributions	7,500
	======
Balance at December 31, 2017	7,316

Cadena Securities Services, LLC

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2017

There are no subordinated liabilities.

NOTE A-SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Cadena Securities Services, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flow are summarized below:

Organization

The Company was formed as a limited liability company in the state of Florida on March 7, 2011. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and its new member application with the Financial Industry Authority ("FINRA") was approved on October 9, 2012. The Company is approved to earn fees and commissions from the sale of private placements, hedge funds and investment banking advisory activities. The Company operates under the exempted provisions of the SEC rule 15c3-3(k)(i).

Description of Business

The Company is engaged in business as a securities broker-dealer for private placements, hedge funds and investment banking advisory activities.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potential subject the Company to concentration of credit risk consist primarily of cash and cash equivalent. All the Company's cash and cash equivalents are held at high credit quality financial institutions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 26, 2018, which is the date the financial statements were available to be issued. Based upon this review, the Company as determined that there were no events which took place that would have a material impact on its financial statements

NOTE B- NET CAPTIAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. As of December 31, 2017, the Company had a net capital requirement and excess net capital of $5,000 and $2,290, respectively. The Company's aggregate indebtedness to net capital ratio was 29.07%.

NOTE C – EXEMPTION FROM SEC RILE 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to subparagraph k(2)i of the Rule.

NOTE D – COMMITMENTS AND CONTINGENCIES

The Company does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

Cadena Securities Services, LLC
Schedule I- Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange
As of and for the Year-Ended December 31, 2017

Computation of Net Capital

Stockholder's Equity				$ 7,315
Non-Allowable Assets				
None	$ 0			
Total Non-Allowable Assets		$25		
Haircuts on Securities Positions				
Securities Haircuts	$ 0			
Undue Concentration Charges		0		
Total Haircuts on Securities Positions		$ 0		
Net Allowable Capital				$ 7,290

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness		$ 141
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000	
Net Capital Requirement	5,000	
Excess Net Capital	2,290	

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 2,119	
Percentage of Aggregate Indebtedness to Net Capital		29.07 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2016		$ 7,290
Adjustments		
Increase (Decrease) in Equity	0	
(Increase) Decrease in Non-Allowable Assets		0
(Increase) Decrease in Securities Haircuts		0
Net Capital per Audit		$ 7,290
Reconciled Difference		-

Cadena Securities Services, LLC

Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (R)(2)(i) of the Rule.

Schedule III - Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

RAULERSON CASTILLO
& COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | F: (813) 752-8725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Board of Directors and Member
of Cadena Securities Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cadena Securities Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cadena Securities Services LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Cadena Securities Services, LLC stated that Cadena Securities Services LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Cadena Securities Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cadena Securities Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raulerson Castillo & Company

Raulerson Castillo & Company, PA
Plant City, Florida
February 28, 2018

CADENA SECURITIES SERVICES, LLC
636 7th Ave. N. Saint Petersburg, FL 33701
Tel. 727.542.9210 Fax 727.388.5044

EXEMPTION REPORT

Cadena Securities Services, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certal:n brokers and dealers"). This Exemption Report was prepared as required by Rule17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2017, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(i) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

By: ______________________

John Cadena, President
February 28, 2018

FINRA
Financial Industry Regulatory Authority

RECEIVED
2018 MAR 23 AM 8:43
SEC / TM

SEC
Mail Processing
Section
MAR 22 2018
Washington DC
415

Certified Mail / Electronic Return Receipt: 9314 8699 0430 0044 0310 26
First Class U.S. Mail
Via Email to: john.cadena@cadenasecuritiesservices.com

March 6, 2018

Please see attached audit re-submitted
JC

Mr. John Cadena
Chief Executive Officer
Cadena Securities Services, LLC
636 7th Avenue North
Saint Petersburg, FL 33701

RE: Cadena Securities Services, LLC (CRD # 160529)
Annual Audit Deficiency Letter

Dear Mr. Cadena:

This letter is to inform you that your firm's 2017 annual filing of audited financial statements ("filing") is deficient under Securities Exchange Act Rule 17a-5 because it did not contain:

1. Independent Public Accountant's Report [SEA Rule 17a-5(g)(1); SEA Rule 17a-5(i)(2); and SEA Rule 17a-5(i)(3) – specifically the audit opinion was missing the audit tenure.

We urge you to review this letter with your independent accountant as soon as possible.

We request that you re-submit the entire audit, including all documents as required above, through the FINRA Firm Gateway interface found on the FINRA website. Additionally, one copy must be filed with the appropriate SEC Regional District Office and one copy with the SEC's Washington, DC Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page.

Your firm must respond by **March 19, 2018**. Questions may be addressed to me 561-443-8084.

Very truly yours,

/s/ Mayte Lujan

Mayte Lujan
Principal Regulatory Coordinator

ML/tcc

Enclosure: Form X-17A-5 Part III Facing Page

5200 Town Center Circle
Tower 1, Suite 200
Boca Raton, FL
33486

t 561 443 8000
f 561 443 7995
www.finra.org

cc: Eric I. Bustillo
Regional Director
Securities and Exchange Commission
801 Brickell Avenue, Suite 1800
Miami, FL 33131

Via electronic mail to: dan@rcwcpas.com
Raulerson, Castillo & Company, P.A. CPAs